EXHIBIT 1.a(3)(c)



Commission Structure:

Commissions are payable on premiums paid up to the target premium only. No commissions are paid on premium in excess of the target premium. Any time a new coverage segment is created, premiums allocated to that segment will be commissionable up to that segment's target premium. The commission rates as a percent of target premium are given in a table below.

Policy Year of Coverage         Commission Rate          Over-Ride Allowance
        Segment

           1                           10%                        2%
         2 - 4                          8%                        2%
         5 - 10                         2%                        0
          11+                           0                         0


Annual trail commission rates as a percent of the net account value:

        Policy Year                         Trail Commission Rate
          1 - 20                                   0.20%
           21+                                     0.10%


Commission Chargeback:

In the event that a policy for which a commission has been paid is lapsed or surrendered by the Policy Owner or has a reduction of stated death benefit during the first three policy years, or is returned for refund of premium during the Free Look Period as described in the policy, reimbursement is required from Selling Broker-Dealer as shown below.

Policy Year            Commission Chargeback                Override Chargeback
     1         10% of first year premium up to target                2%
     2         6% of second year premium up to target                0%
     3         3% of third year premium up to target                 0%
    4+                           0%                                  0%